June 5, 2013

VIA EMAIL AND EDGAR

Jennifer Thompson, Accounting Branch Chief

Yong Kim, Staff Accountant

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

KIMY@SEC.GOV

Re:	Fuelstream Inc.

Item 4.01 Form 8-K

Filed May 29, 2013

File No. 333-14477

Dear Mesdames Thompson and Kim:

We acknowledge receipt of your comments regarding the Company's Form 8-K, dated May 29, 2013, and this letter is written in response thereto.

We affirm that the Company filed a Form 8-K/A on March 29, 2013 which included an updated Exhibit 16 Letter from Morrill & Associates, LLC.

In addition we affirm that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and.

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

510 Shotgun Road, Suite 110, Sunrise, Florida 33325

954.423.5345     Fax: 954.000.0000      www.thefuelstream.com

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We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

/s/ Juan Carlos Ley

Chief Executive Officer

510 Shotgun Road, Suite 110, Sunrise, Florida 33325

954.423.5345     Fax: 954.000.0000      www.thefuelstream.com

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